March 7, 2011

Mr. H. Roger Schwall
Mr. John Lucas
Ms. Alexandra Ledbetter
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549
U.S.A.

Re:	CNOOC Limited Form 20-F for Fiscal Year Ended December 31, 2009 Filed April 23, 2010 Comment Letter Dated February 23, 2011 File No. 1-14966

Dear Mr. Schwall, Mr. Lucas and Ms. Ledbetter:

We provide the following response to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC”) dated February 23, 2011 with respect to the Form 20-F for the fiscal year ended December 31, 2009 of CNOOC Limited (the “Company”), which was filed on April 23, 2010 (the “2009 20-F”).  The italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Operating Hazards and Uninsured Risks, page 40

1.
We note your response to comment seven in our letter dated September 17, 2010, and we reissue the comment in relevant part. Please provide on a supplemental basis the applicable deductibles and policy limits related to your insurance coverage. Also, provide more information about the resources allocated to your oil spill emergency response handling bases and Oil Spill Response Limited.

The Company respectfully advises the Staff on a supplemental basis that (1) the Company currently has over 42 insurance policies in effect in 2009, including 37 for operational insurance and 5 for construction insurance, and (2) the coverage under operational insurance policies and construction insurance policies are subject to policy limits of US$12.9 billion in aggregate and US$0.4 billion in aggregate, respectively. The deductible is US$2 million for each insurance policy.

The Company currently has seven oil spill emergency handling bases, to which we have contributed land and funds to for construction, separately located in 7

Mr. H. Roger Schwall
Mr. John Lucas
Ms. Alexandra Ledbetter

cities in the PRC, namely, Suizhong, Tanggu, Longkou, Huizhou, Shenzhen, Zhuhai and Weizhou.  All the oil spill emergency handling bases are close to the Company’s workplaces of operations and in the event of any oil spill, explosion or other similar events, they would react promptly and assist the Company in coping with such accidents effectively.

The Company respectfully advises the Staff that Oil Spill Response Limited is an industry-funded company specialized in oil spill response with operating bases in the United Kingdom, Singapore and Bahrain.  Additional information on Oil Spill Response Limited is available on its official web site at http://www.oilspillresponse.com/.  The Company has entered into contracts with Oil Spill Response Limited for certain of our exploration projects, including our project in Equatorial Guinea.

In providing the above responses, and in response to the SEC’s request, we hereby acknowledge that:

•	CNOOC Limited is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	CNOOC Limited may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

Mr. H. Roger Schwall
Mr. John Lucas
Ms. Alexandra Ledbetter

Should you have any questions regarding the foregoing or require additional information, please do not hesitate to contact me at fax number (86-10) 6401-6650 or email address zhonghua@cnooc.com.cn or Show-Mao Chen of Davis Polk & Wardwell LLP at telephone number (86-10) 8567-5001 or email address show-mao.chen@davispolk.com.  Thank you very much for your assistance.

Sincerely,

By:       /s/ Hua Zhong_______
Name:  Hua Zhong
Title:    Chief Financial Officer

cc:        Show-Mao Chen, Davis Polk & Wardwell LLP
 KC Yau, Ernst & Young